UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )*

Tesoro Corporation
(Name of Issuer)

Common Stock, $0.16⅔ par value
(Title of Class of Securities)

881609101
(CUSIP Number)

Paul L. Foster

123 W. Mills Avenue, Suite 600
El Paso, Texas 79901

(915) 504-7100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 881609101
1	NAME OF REPORTING PERSONS Paul L. Foster I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,493,992
	8	SHARED VOTING POWER 7,016,367
	9	SOLE DISPOSITIVE POWER 1,493,992
	10	SHARED DISPOSITIVE POWER 7,016,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,510,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE ITEM 5) 5.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common stock, par value $0.16⅔ per share (“Common Stock”), of Tesoro Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259.

Item 2. Identity and Background

(a)       This Schedule 13D is being filed by Paul L. Foster (the “Reporting Person”).

(b)       The business address of the Reporting Person is 123 W. Mills Avenue, Suite #600, El Paso, Texas 79901.

(c)       The Reporting Person’s principal occupation is private investment activities.

(d) — (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the United States and a resident of El Paso, Texas.

Item 3. Source and Amount of Funds or Other Consideration

On June 1, 2017, pursuant to the Agreement and Plan of Merger, dated as of November 16, 2016, among the Issuer, Western Refining, Inc., a Delaware corporation (“Western”), Tahoe Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub 1”), and Tahoe Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Merger Sub 2”) (the “Merger Agreement”), Merger Sub 1 merged with and into Western, with Western surviving the merger as a wholly-owned subsidiary of the Issuer (the “Merger”), and each share of Western common stock, par value $0.01 per share (“Western Common Stock”) (other than shares of Western Common Stock held by Western, Merger Sub 1, Merger Sub 2, the Issuer or any of their respective direct or indirect subsidiaries) was converted into the right to receive, at the holder’s election, either (a) 0.4350 shares of Common Stock or (b) an amount in cash equal to $37.30 (subject to proration).

The Reporting Person disposed of 19,564,047 shares of Western Common Stock in the Merger, consisting of (i) 3,434,466 shares of Western Common Stock held by the Reporting Person and (ii) 16,129,581 shares of Western Common Stock held by Franklin Mountain Investments Limited Partnership (“FMILP”), and in exchange received 8,510,359 shares of Common Stock and cash in lieu of fractional shares.

The Merger Agreement provides that promptly after the Merger the Issuer will increase the size of Issuer’s board of directors (the “Board”) in order to cause the Reporting Person to be appointed to the Board at such time and, subject to fiduciary obligations under applicable laws, shall use its best efforts to cause the Reporting Person to be elected to the Board at the first annual meeting of stockholders of the Issuer with a proxy mailing date after the Merger.

References to, and descriptions of the Merger Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission under the Exchange Act of 1934 (the “Exchange Act”) on November 18, 2016, which is incorporated in its entirety in this Schedule 13D.

Item 4. Purpose of Transaction

The response to Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Common Stock with the intent to hold the securities for investment purposes. Consistent with these investment purposes, and in connection with the Reporting Person’s role as a member of the Board, the Reporting Person, may have discussions with management and other members of the

Board and other stockholders of the Issuer from time to time, and may make suggestions and give advice to the Issuer, including with respect to the strategic plans, assets, business, financial condition and capital structure of the Issuer.

Except as otherwise contemplated herein, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

However, the Reporting Person intends to review its investment in the Issuer on a continuing basis and reserves the right to change its plans at any time, as it deems appropriate, in light of such person’s ongoing evaluation of (a) such person’s business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries (including transactions in which the Reporting Person or one of its affiliates may be proposed as acquirers or as a source of financing), (B) changing the present board of directors of the Issuer, including changing the number or term of board members or filling existing vacancies on the board, (C) changes to the Issuer’s capitalization or dividend policy, (D) changing the Issuer’s charter, bylaws, or similar organizational instruments or taking other actions which may impede the acquisition of control of the Issuer by any person, (E) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Exchange Act or (F) other changes to the Issuer’s business or structure.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of 8,510,359 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 159,944,499 shares of Common Stock outstanding as of June 7, 2017 (based on information set forth in the Current Report on Form 8-K filed on June 7, 2017 by Tesoro Corporation), constitutes approximately 5.3% of the outstanding shares of Common Stock.

(b)	Of the shares of Common Stock indicated as beneficially owned by the Reporting Person, 7,016,367 are beneficially owned by FMILP. The Reporting Person is the sole shareholder and President of Franklin Mountain G.P., LLC (“FMGP”), the General Partner of FMILP, and as such, may be deemed to have voting and dispositive power over the shares owned by FMILP. FMILP is a Texas limited partnership and its business address is 123 W. Mills Avenue, Suite #600, El Paso, Texas 79901. FMGP is a Texas limited liability company and its business address is 123 W. Mills Avenue, Suite #600, El Paso, Texas 79901. During the past five years, neither FMILP nor FMGP has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)       Except as described in Item 3 of this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)       No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

Other than as described herein, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

(a)       Agreement and Plan of Merger among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc., and Tahoe Merger Sub 2, LLC, dated as of November 16, 2016, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K for Tesoro Corporation filed November 18, 2016 (File No. 001-03473).

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2017

By:	/s/ Paul L. Foster
Name: Paul L. Foster

EXHIBIT INDEX

(a)	Agreement and Plan of Merger among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc., and Tahoe Merger Sub 2, LLC, dated as of November 16, 2016, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K for Tesoro Corporation filed November 18, 2016 (File No. 001-03473).